 Filed Pursuant to Rule 253(g)(2)

File No. 024-12434

RED OAK CAPITAL FUND VII, LLC

SUPPLEMENT NO. 1 DATED JULY 15, 2025

TO THE OFFERING CIRCULAR DATED JULY 5, 2024

This document supplements, and should be read in conjunction with, the offering circular of Red Oak Capital Fund VII, LLC (“we,” “our” or “us”), dated July 5, 2024 and filed by us with the Securities and Exchange Commission, or the Commission, on July 5, 2024, as amended from time to time, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

This Supplement No.1 is being provided to correct a scrivener’s error made to the Offering Circular as to  the calculation of the management fee that will be provided to the Manager as compensation.

Management Fees

The description of the management fee on pages 11 and 65 of the Offering Circular shall be as follows:

“Our Manager will be paid a management fee calculated quarterly and paid in advance of the applicable quarter, equal to 1.00% of the (i) all Bond principal outstanding, net of any amounts invested at that time in loans or debt instruments, plus (ii) the outstanding principal amount of each loan or real estate debt instrument we then hold, including loans secured by real estate we then own as a result of borrower default.”